EXHIBIT 12
FLOTEK INDUSTRIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(unaudited, in thousands, except for ratio)

	Year ended December 31,
	2008	2009	2010	2011	2012
COMPUTATION OF EARNINGS:
Income (loss) from continuing operations before income taxes	$(44,741)	$(48,317)	$(49,010)	$39,270	$45,458
Add:
Fixed charges less capitalized interest	14,377	16,164	20,073	16,691	8,952
Subtract:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings (loss), as defined	$(30,364)	$(32,153)	$(28,937)	$55,961	$54,410
COMPUTATION OF FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Interest expense including capitalized interest	$13,894	$15,524	$19,399	$16,019	$8,194
Estimate of interest within rental expense (1)	483	640	674	731	849
Fixed charges, as defined	14,377	16,164	20,073	16,750	9,043
Dividends on preferred stock and accretion of discount(2)	—	2,231	6,543	6,086	—
Combined fixed charges, preferred stock dividends and accretion of discount	$14,377	$18,395	$26,616	$22,836	$9,043
Ratio of earnings to fixed charges	N/A	N/A	N/A	3.34	6.02
Deficiency of earnings to cover fixed charges	$(44,741)	$(48,317)	$(49,010)	N/A	N/A
Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	2.45	6.02
Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(44,741)	$(50,548)	$(55,553)	N/A	N/A

(1)	One third of rental expense is deemed to be representative of interest.

(2)
Includes amount of pre-tax earnings required to cover dividends on preferred stock and accretion of discount. Amount has not been grossed up to a pre-tax amount in years in which losses occurred due to a negative effective tax rate.